# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mega Matrix Inc., CIK 0001953021
CUSIP: G6005C108
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Level 21, 88 Market Street, CapitaSpring, Singapore (U0), 048948
Date of event which requires filing of this statement: 07/24/2025
Filed by CIK 0002115435
Persons authorized to receive notices and communications: Cosmic Vision Innovations Ltd, Unit 417, Tower 2, Lippo Center, No. 89 Queensway Admiralty, Hong Kong, Hong Kong (K3), 00000, 852 95721033

## Reporting persons
- Cosmic Vision Innovations Ltd (CIK 0002115435): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 3,500,000; shared voting power 0; sole dispositive power 3,500,000; shared dispositive power 0; aggregate amount beneficially owned 3,500,000 (5.66% of the class)
  Comment: The calculation of the percentage is based on 61,881,433 Class A ordinary shares, par value $0.001 per share, outstanding as of November 25, 2025, as reported by the Issuer in Amendment No. 1 to the Form F-3 registration statement filed on November 25, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Name of issuer: Mega Matrix Inc.
Address of issuer's principal executive offices: Level 21, 88 Market Street, CapitaSpring, Singapore (U0), 048948

## Item 2. Identity and Background
Name of person filing: Cosmic Vision Innovations Ltd (the "Company") is a corporation with limited liability organized under the laws of Hong Kong.
Residence or business address: Business address of the Company is Unit 417, Tower 2, Lippo Center, No. 89 Queensway Admiralty, Hong Kong.
Present principal occupation or employment: Its principle business is investment management.
Criminal convictions in the last five years: During the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 24, 2025, the Issuer closed a private placement (the "Offering") of an aggregate of 16,000,000 class A ordinary shares, par value $0.001 ("Shares") for a gross proceed of $16,000,000, or $1.00 per share. The Company participated in the Offering and purchased 3,500,000 class A ordinary shares for an aggregate of $3,500,000. The funds used to acquire the Shares were derived from the Reporting Person's working capital. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, and no agreements or arrangements exist with respect to such financing. .

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person purchased the Shares for investment purposes based on its belief that the Shares represented an attractive investment opportunity. The Reporting Person may, from time to time, depending on market conditions and other relevant factors, acquire additional securities of the Issuer or dispose of some or all of its securities in the open market, in privately negotiated transactions, or otherwise. The Reporting Person may engage in discussions with management, the board of directors, shareholders, or other parties regarding the Issuer's business, operations, governance, capital structure, strategic direction or other matters. Except as described above, the Reporting Person currently has no plans or proposals that relate to or would result in:(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, or any others.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. There are 61,881,433 Class A ordinary shares, par value $0.001 per share, outstanding as of November 25, 2025, as reported by the Issuer in Amendment No. 1 to the Form F-3 registration statement filed on November 25, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or direct the vote with respect to the 3,500,000 Shares and no shared voting power. The Reporting Person also has sole power to dispose or direct the disposition of the 3,500,000 Shares and no shared dispositive power.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 and Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Cosmic Vision Innovations Ltd: /s/ Yi Shi, Yi Shi / Director (03/04/2026)